EXHIBIT 16.1

[ARTHUR ANDERSEN LLP LETTERHEAD]

Mr. Tracy Scott
BNCCORP, Inc.
322 East Main Avenue
Post Office Box 4050
Bismarck, North Dakota 58502-4050

April 5, 2002

Dear Tracy:

I regret to inform you that Andersen needs to resign as external auditors for BNCCORP, Inc. and any affiliates we have previously been doing the work for. As you know, the SEC has required that we be able to assert, upon completion of our work, that we have the appropriate continuity and skills available to complete your work. Given the uncertainties in our practice, it is not in our or your best interests to proceed as your auditors if there is a possibility we cannot complete what we started.

We have enjoyed our long-term relationship and wish you nothing but the best as you move forward.

Very truly yours,

ARTHUR ANDERSEN LLP

By     /s/ Dale J. Kent
         Dale J. Kent

Copies to:	Richard Johnsen, Jr.
Brenda Rebel
Greg Cleveland
Danny Cunningham
Doug Neve (Andersen Minneapolis)
Amy Poppe (Andersen Minneapolis)